January 16, 2020

David Nassif
Chief Financial Officer
Axovant Gene Therapies Ltd.
Suite 1, 3rd Floor
11-12 St. James' Square
London SW1Y 4LB, United Kingdom

       Re: Axovant Gene Therapies Ltd.
           Registration Statement on Form S-3
           Filed January 10, 2020
           File No. 333-235889

Dear Mr. Nassif:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    John McKenna, Esq.